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SEC FILE NUMBER
8-69603

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Drum Capital Corp.

SEC Mail Processing
FEB 24 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4139 Via Marina, Suite 801
(No. and Street)

Marina del Rey	CA	90292
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clinton Galloway	310-827-1628	cgalloway@drumcapitalcorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St, BLDG S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

	PCAOB 3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clinton Galloway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Drum Capital Corp., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

William ZenValdez
Notary Public

SEC Mail Processing
FEB 24 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On 2/15/2025 before me, William Zen Valdez, Notary Public
(insert name and title of the officer)

personally appeared Clinton Edmund Galloway,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

WILLIAM ZEN VALDEZ
Notary Public - California
Los Angeles County
Commission # 2498659
My Comm. Expires Aug 26, 2028

Signature ______________ (Seal)

DRUM CAPITAL CORPORATION

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
Drum Capital Corporation
Marina Del Ray, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drum Capital Corporation, as of December 31, 2024, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Drum Capital Corporation as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Drum Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 15 through 16 has been subjected to audit procedures performed in conjunction with the audit of Drum Capital Corporation's financial statements. The supplemental information is the responsibility of Drum Capital Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Drum Capital Corporation's auditor since 2020.
Norwell, Massachusetts

February 17, 2025

DRUM CAPITAL CORP

Statement of Financial Condition

"December 31, 2024

	ASSETS	
Current Assets		
	Cash	$ 112,863
	Total Assets	$ 112,863
Liabilities		
	LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities		
	Accounts Payable	$ 4,000
Total Liabilities		$ 4,000
Members' Equity		
	Common Stock, no par value 1000 shares authorized, issued and outstanding	$ 88,000
	Accumulated Deficit	$ (47,942)
	Net Income	$ 68,812
	Total Stockholders' Equity	$ 108,870
Total liabilities and stockholders' equity		$ 112,870

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Income
'December 31, 2024

REVENUE		
Commissions		$172,500
	Total Revenue	$172,500
EXPENSES		
Professional Fees		$ 26,300
Travel and Meals		$ 33,985
Taxes		$ 840
Computer & Office Expenses		$ 32,637
Dues & Subsciptions		$ 420
Regulatory Fees		$ 1,706
Rent		$ 7,800
	Total Expenses	$ 103,688
Net Income Before Taxes		$ 68,812
Income Tax Expense		$ -
Net Income		$ 68,812

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2024

	Common Stock	Retained Earnings Accumulatec Deficit	Total Stockholders' Equity
Beginning balance January 1, 2024	$ 88,000	$ (47,943)	$ 40,057
Net Income		$ 68,812	$ 68,812
Ending Balance on December 31, 2024	$ 88,000	$ 20,869	$ 108,869

The accompanying notes are an integral part of these financial statement

DRUM CAPITAL CORP
Statement of Cash Flows
For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	68,812
Increase in Accounts Payable	$	500
Net Cash Increase for Period	$	69,312
Cash - beginning of year	$	43,557
Cash - end of year	$	112,869

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Notes to Financial Statements

December 31, 2024

Note 1: Organization

Business Activity

Drum Capital Corporation (the "Company"), a California Corporation was formed in June 2014. It was granted membership in the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer in January 2016. The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements as supported by Footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC Staff. Its business operation focus primarily on real estate syndication, private capital formation and private placement exempt from registration The company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company is a development stage company.

Note 2: Significant Accounting Policies

Basis of Accounting

Financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The company considers all short-term highly liquid investments are readily convertible to cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Commission revenue is recognized in accordance with ASC 606, revenue from contracts with customers. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. Revenues from the company's operations are recognized as earned.

The performance obligation for success fees is the closing of a transaction in which the company is acting as a broker. A transaction is considered closed when the terms of the funds escrowed have been complied with and completed. The Company had income in 2024 totaling $172,500. All revenues earned during the year ended Dec. 31, 2024 are considered to be earned at a point in time

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expense at the date of the financial statements. Actual results could differ from those estimates that would have made comprehensive income different from net income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash. All of the Company's cash is held at high credit quality financial institutions.

Drum Capital Corp

Notes to Financial Statements

December 31, 2024

Note 3: Capital Requirement

The company is subject to the Securities and Exchange Commission uniform net capital rule (SEC) 15 C3 – 1, requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. That capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the company had net capital of $108,869 of which $103,869 was in excess of the required minimum net capital per SEC rule 15 C3-one. The company had aggregate indebtedness in the amount of $4,000 which was used in computing the total net capital of the Company.

Note 4: Fair Value

The company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 has no effect on the company's financial statements. ASC 20 accomplishes the following key objectives:

-Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Continued

- Establishes a three level hierarchy (the "Valuation Hierarchy") for the fair value measurements;

- Requires consideration of the company's credit worthiness when valuing liabilities; and expands disclosures and instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the evaluation of an asset or liability as of the measurement date and financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy and the distribution of the Company's financial assets within it are as follows:

Level I-inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II-inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III-inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to the short-term, highly liquid nature. These instruments include cash and cash equivalents, and other liabilities.

Drum Capital Corp

Notes to Financial Statements

December 31, 2024

Note 5: Provision for Taxes The Company is a C corporation and is treated as an independent entity for federal income tax purposes. The Company has a net operating income in the amount of $68,812 for tax purposes. The Company has a NOL carryforward of $49,115 pursuant to IRC Section 172(b)(1). The taxable income of the company is $19,697 for the year. The taxes for this year are not material to the net income or net capital of the corporation. No accrual has been made for taxes. Any event that would impact the net income or net capital of the Company by 10% or more is considered material.

Note 6: Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2024. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17 a-five (D) (2) has not been presented for the year ended December 31, 2024.

Note 7: Commitments and Contingencies

As of the date of the Statement of Financial Condition there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the company has made accruals as necessary. As the sole shareholder of Drum Capital Corporation, the Company rents space in the home of Mr. Clinton Galloway, the company's president and CEO as the main office. "Rent" payments and utility expenses are paid to Mr. Galloway on an annual basis. Total rent expense for the year ended December 31, 2024 is $7,800.

DRUM CAPITAL CORP

Notes to Financial Statements

December 31, 2024

Note 8: Stockholder Contributions

During 2024, stockholders made no cash contributions to the company.

Note 9: Subsequent Events

These financial statements were approved by management and available for issuance on February 17, 2025. Subsequent events have been evaluated through the date.

Note 10: Business Concentration

The Company earned revenue from one customer that accounted for 100% of the Company's Commission income.

Note 11: Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of service, real estate syndication, private capital formation and private placements exempt from registration. The Company has identified its president as the chief operating decision maker("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from 1 external customer in 2024. All revenue segments and significant expenses for the year ended December 31, 2024 are disclosed on the Statement of Income.

DRUM CAPITAL CORP

Statement of Net Capital

Statement I

For the year ended December 31, 2024

Stockholder's Equity, December 31, 2024	$	108,869
Subtract- Non allowable assets:		
Other Receivables		
Other Assets		
Tentative Net Capital	$	108,869
Haircuts:		
NET CAPITAL	$	108,869
Minimum Net Capital	$	(5,000)
Excess net capital	$	103,869
Aggregate Indebtedness	$	4,000
Ratio of aggregate Indebtedness to net capital	0.037:1	

Reconcilaion: There was no material difference between the audit report and the FOCUS report filed on January 9, 2025.

The accompanying notes are an integral part of these financial statement

DRUM CAPITAL CORPORATION
December 31, 2024

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 pf the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 Footnote 74 to SEC Release 34-70073

Schedule III

Information Relating to Possession or Control

Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under Footnote 74 to SEC Release 34-70073

Schedule IV

Independent Accountant's Report on Applying Agreed-Upon Procedures

Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from Rule 17a-5(e)(4) as it meets the minimum Assessment as for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as amended.

The accompanying notes are an integral part of these financial statements.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder
Drum Capital Corporation
Marina Del Ray, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Drum Capital Corporation stated that Drum Capital Corporation's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Drum Capital Corporation is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Drum Capital Corporation also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Drum Capital Corporation management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Drum Capital Corporation's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.
LMHS, P.C.

We have served as Drum Capital Corporation's auditor since 2020.

Norwell, Massachusetts

February 17, 2025

Drum Capital Corp.

drumcapitalcorp.com

SEC 15c3-3 EXEMPTION REPORT

February **17**, 2025

Drum Capital Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. ss 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. ss 240.17a-5 (d)(1) and (4). To the best of my knowledge and belief the Company states the following:

1. The Company does not claim an exemption from paragraph (K) of 17 C.F.R. ss 240.15c3-3: and

2. The Company is filing this Exemption Report relying on footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. ss 240.17a-5, because the Company limits its business activities exclusively to investment advisory and private placements and the Company (1) did not directly or indirectly receive hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully Submitted,

Clinton Galloway
CFO

4139 Via Marina, Suite 801 • Marina del Rey, CA 90292
Phone (310) 912-8252 • Member FINRA/SIPC